HEALTH INSURANCE INNOVATIONS, INC.

15438 North Florida Avenue, Suite 201

Tampa, Florida 33613

May 16, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes and Mr. Jeffrey Gabor

Re:	Health Insurance Innovations, Inc. Registration Statement on Form S-3 (Registration No. 333-217744)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned registrant, Health Insurance Innovations, Inc., hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 1:00 p.m., eastern time, on May 19, 2017, or as soon as practicable thereafter.

Very truly yours, Health Insurance Innovations, Inc.

By:	/s/ Michael D. Hershberger
Michael D. Hershberger Chief Financial Officer